Exhibit 99.1

press release
ArcelorMittal confirms the construction of an electric arc furnace in Dunkirk, France: a €1.3 billion investment supporting an important step in its decarbonisation
10 February 2026, 12:15 CET
ArcelorMittal today confirms the construction of an electric arc furnace (EAF) at its steelmaking site in Dunkirk – a strategic €1.3 billion investment which marks a major step in the decarbonisation of ArcelorMittal’s steel production in France.
ArcelorMittal is delighted to welcome the French President, Emmanuel Macron, to its Dunkirk site today. President Macron, accompanied by Roland Lescure, Minister for the Economy, Finance and Industrial, Energy and Digital Sovereignty, and Sébastien Martin, Minister Delegate for Industry, will be received by Reiner Blaschek, CEO of ArcelorMittal Europe – Flat Products, Anne van Ysendyck, Head of Government Affairs and Environment, Alain Le Grix de la Salle, Chairman of ArcelorMittal France, and Bruno Ribo, CEO of ArcelorMittal France.
The start-up of this 2-million-tonne EAF is scheduled for 2029. It will produce steel with three times less CO2 compared with a blast furnace (0.6 tonne CO2 per tonne of steel in the EAF based on a mix of scrap, HBI/DRI and hot metal). Its funding will be supported by Energy Efficiency Certificates (CEE), a regulatory mechanism that promotes energy savings and CO₂ reduction. The amount of support will represent 50% of the €1.3 billion investment.
Confidence in policy developments
In recent months, the European Commission has published important regulatory proposals, in particular with regard to (1) limiting unfair imports through the Tariff Rate Quota (TRQ) mechanism which will limit the quantity of imports and impose additional duties to importers that are above the limits and (2) reforming the Carbon Border Adjustment Mechanism (CBAM).
ArcelorMittal appreciates the progress made by the European Commission to better protect the European steel industry. It is now important to implement the TRQ and adapt the CBAM to close the remaining loopholes as swiftly as possible. Assuming the measures are fully implemented as envisaged, ArcelorMittal expects them to restore fair and competitive conditions in the European steel market, thus securing a sustainable future for steel production within the European Union. Another critical factor is the recent signing of a contract with EDF to secure a long-term supply of low-carbon, competitive electricity. This represents a major step in ArcelorMittal France’s energy strategy.
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These three developments combined give us the confidence to now confirm this investment.
Aditya Mittal, CEO of ArcelorMittal, commented:
“I am delighted we are now able to launch this €1.3 billion investment in Dunkirk, which underscores our Group’s long-term commitment in France. I must thank President Macron and the French government who – very early on – understood the challenges the European steel industry was facing. Their support, and in particular their efforts to drive changes to the mechanisms defending the steel market, will benefit the entire steel industry in Europe, starting here in Dunkirk.”
Geert van Poelvoorde, CEO of ArcelorMittal Europe, commented:
“The decision to proceed with building an EAF in ArcelorMittal Dunkirk, to produce low-carbon emissions steel at scale for our customers, has been made possible because we now have the conditions in place to make this project a success. The new tariff-rate quota will stem the tide of unfair imports into the EU, while the CBAM is now operating to create a more level playing field for European producers. In France, the support of the government and public authorities has been vital. We will now focus on steering the Dunkirk EAF project to completion and commercial success.
“We will review the possibility of building further EAFs elsewhere in Europe, taking a cautious attitude that is consistent with our economic decarbonisation approach. Having a strong steel industry in each European country in which we operate is a crucial foundation for thriving industry, and I hope that the conditions created in France can be replicated elsewhere so that we have a strong business case to invest further in the future.”
Reiner Blaschek, CEO of ArcelorMittal Europe – Flat Products, commented:
“Today marks an important milestone for ArcelorMittal with the launch of this major decarbonisation investment in Dunkirk. The effective implementation of the announced measures is crucial to the success of the project. ArcelorMittal is investing and transforming its operations to secure the long-term future of steel production at the heart of the European Union, serving its European customers”.
In its Mardyck plant close to Dunkirk, this quarter ArcelorMittal is also starting up a new electrical steel production unit. With a €500 million investment, this new plant equipped with state-of-the-art technologies represents the group’s largest investment in Europe in the last 10 years, excluding decarbonisation. ArcelorMittal is thus expanding its product offering in Europe to support the electrification of uses in the industrial and automotive sectors.
ENDS
About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
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ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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